SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Unaudited Interim Condensed

Consolidated Financial Statements

GOL Linhas Aéreas Inteligentes S.A.

March 31, 2021

Gol Linhas Aéreas Inteligentes S.A.

Unaudited interim condensed consolidated financial statements

March 31, 2021

Consolidated statements of financial position March 31, 2021 and December 31, 2020 (In thousands of Reais - R$)

       Statements of financial position

Assets	Note	March 31, 2021	December 31, 2020

Current assets
Cash and cash equivalents	6	404,713	662,830
Short-term investments	7	535,538	628,343
Restricted cash	8	265,192	355,769
Trade receivables	9	542,804	739,699
Inventories	10	188,336	195,638
Advance to suppliers and third parties	11	155,945	318,769
Recoverable taxes	12	364,702	186,955
Derivative assets	33.2	17	12,526
Other credits and amounts		139,172	144,822
Total current assets		2,596,419	3,245,351

Non-current assets
Short-term investments	7	-	992
Restricted cash	8	49,435	188,838
Deposits	14	2,221,374	2,058,455
Advance to suppliers and third parties	11	89,530	89,701
Recoverable taxes	12	111,864	318,404
Deferred taxes	13	57,704	53,563
Other credits and amounts		35,340	34,338
Derivative assets	33.2	47,907	116,283
Investments		-	815
Property, plant and equipment	15	4,931,331	4,960,288
Intangible assets	16	1,748,456	1,747,108
Total non-current assets		9,292,941	9,568,785

Total		11,889,360	12,814,136

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

3

Consolidated statements of financial position March 31, 2021 and December 31, 2020 (In thousands of Reais - R$)

Liabilities and equity (deficit)	Note	March 31, 2021	December 31, 2020

Current liabilities
Loans and financing	17	2,304,032	2,353,279
Leases	18	1,933,152	1,317,008
Suppliers	19	1,538,228	1,612,536
Salaries, wages and benefits		298,675	334,670
Taxes payable	20	54,433	73,614
Landing fees		940,608	907,958
Advance ticket sales	21	1,662,039	2,050,799
Mileage program	22	1,309,652	1,258,502
Advances from customers		80,779	27,897
Provisions	23	298,125	169,381
Derivatives liabilities	32.2	-	5,297
Other liabilities		590,220	287,275
Total current liabilities		11,009,943	10,398,216

Non-current liabilities
Loans and financing	17	8,102,790	7,623,687
Leases	18	6,643,369	6,267,184
Suppliers	19	23,730	32,658
Salaries, wages and benefits		32,399	-
Taxes payable	20	30,185	32,362
Mileage program	22	335,290	322,460
Provisions	23	1,445,587	1,353,515
Deferred taxes	13	215,910	219,634
Derivatives liabilities	32.2	-	-
Other liabilities		458,077	331,479
Total non-current liabilities		17,287,337	16,182,979

Equity (deficit)
Capital stock	24.1	3,009,436	3,009,436
Advances for future capital increase		1,180	1,180
Treasury shares	24.2	(62,215)	(62,215)
Capital reserves		212,256	207,246
Equity valuation adjustments		(480,631)	(577,369)
Accumulated losses		(19,513,773)	(16,985,370)
Deficit attributable to equity holders of the parent company		(16,833,747)	(14,407,092)

Non-controlling interest (NCI)		425,827	640,033
Total deficit		(16,407,920)	(13,767,059)

Total liabilities and deficit		11,889,360	12,814,136

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

4

Consolidated statements of operations

Consolidated statements of operations Three-month period ended on March 31, 2021 and 2020 (In thousands of Reais - R$, except Basic and Diluted loss per share)

	Note	March 31, 2021	March 31, 2020
Revenue
Passenger		1,416,278	2,941,333
Mileage program, cargo and other		151,349	206,394
Total revenue	28	1,567,627	3,147,727

Salaries, wages and benefits		(464,432)	(595,223)
Aircraft fuel		(566,128)	(1,001,138)
Aircraft rent		-	-
Landing fees		(114,065)	(201,742)
Aircraft, traffic and mileage servicing		(187,102)	(173,968)
Passenger service expenses		(108,016)	(176,041)
Sales and marketing		(66,361)	(118,012)
Maintenance, materials and repairs		(153,366)	(144,321)
Depreciation and amortization		(336,299)	(528,036)
Other income (expenses), net		(94,362)	816,175
Total operating costs and expenses		(2,090,131)	(2,122,306)

Income (loss) before financial results, exchange rate variation, net and income tax and social contribution		(522,504)	1,025,421

Financial income (expenses)
Financial income		143,420	698,246
Financial expenses		(568,498)	(998,456)
Total financial income (expenses)	29	(425,078)	(300,210)

Income (loss) before exchange rate variation, net and income tax and social contribution		(947,582)	725,211

Exchange rate variation, net	29	(1,537,240)	(2,943,404)

Loss before income tax and social contribution		(2,484,822)	(2,218,193)

Income tax and social contribution
Current		(28,831)	(24,273)
Deferred		7,862	(19,143)
Total income (loss) taxes	13	(20,969)	(43,416)

Loss for the period		(2,505,791)	(2,261,609)

Loss attributable to:
Equity holders of the parent company		(2,528,403)	(2,288,269)
Non-controlling interest shareholders		22,612	26,660

Basic and Diluted loss per share	25
Per common share		(0.203)	(0.184)
Per preferred share		(7.105)	(6.433)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

5

Statement of comprehensive income

Consolidated statements of comprehensive income (loss) Three-month period ended on March 31, 2021 and 2020 (In thousands of Reais - R$)

	March 31, 2021	March 31, 2020

Net income (loss) for the period	(2,505,791)	(2,261,609)

Other comprehensive (loss) income – items that are or may be reclassified subsequently to profit or loss

Cash flow hedge, net of income tax and social contribution	96,722	(1,077,289)
Cumulative adjustment of conversion into subsidiaries	29	-
	96,751	(1,077,289)

Total comprehensive income (loss) for the period	(2,409,040)	(3,338,898)

Comprehensive income (loss) attributable to:
Equity holders of the parent company	(2,431,665)	(3,365,558)
Non-controlling interest shareholders	22,625	26,660

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

6

Consolidated statements of changes in equity Three-month period ended on March 31, 2021 and 2020 (In thousands of Reais - R$)

				Capital reserves			Equity valuation adjustments
	Capital stock	Advances for future capital increase	Treasury shares	Premium on transfer of shares	Special premium reserve of subsidiary	Share- based payments	Cash flow hedge reserve	Post-employment benefits	Cumulative adjustment of conversion into subsidiaries	Effects from changes in the equity investments	Accumulated losses	Deficit attributable to equity holders of the parent company	Non-controlling interests	Total
Balances as of December 31, 2019	3,008,178	584	(102,543)	17,497	83,229	124,550	(530,043)	(41,045)	-	759,335	(10,996,413)	(7,676,671)	571,254	(7,105,417)
Other comprehensive income (loss), net	-	-	-	-	-	-	(1,077,289)	-	-	-	-	(1,077,289)	-	(1,077,289)
Net income (loss) for the period	-	-	-	-	-	-	-	-	-	-	(2,288,269)	(2,288,269)	26,660	(2,261,609)
Total comprehensive income (loss) for the period	-	-	-	-	-	-	(1,077,289)	-	-	-	(2,288,269)	(3,365,558)	26,660	(3,338,898)
Capital increase by stock options period	-	143	-	-	-	-	-	-	-	-	-	143	-	143
Stock options	-	-	-	-	-	5,005	-	-	-	-	-	5,005	(58)	4,947
Effects of the change in interest in investment	-	-	-	-	470	-	-	-	-	-	(690)	(220)	-	(220)
Balances as of March 31, 2020	3,008,178	727	(102,543)	17,497	83,699	129,555	(1,607,332)	(41,045)	-	759,335	(13,285,372)	(11,037,301)	597,856	(10,439,445)

Balances as of December 31, 2020	3,009,436	1,180	(62,215)	17,497	83,229	106,520	(1,311,076)	(26,669)	564	759,812	(16,985,370)	(14,407,092)	640,033	(13,767,059)
Other comprehensive income (loss), net	-	-	-	-	-	-	96,722	-	16	-	-	96,738	13	96,751
Net income (loss) for the period	-	-	-	-	-	-	-	-	-	-	(2,528,403)	(2,528,403)	22,612	(2,505,791)
Total comprehensive income (loss) for the period	-	-	-	-	-	-	96,722	-	16	-	(2,528,403)	(2,431,665)	22,625	(2,409,040)
Stock options	-	-	-	-	-	5,010	-	-	-	-	-	5,010	161	5,171
Interim dividends distributed by the subsidiary Smiles (Note 24.3)	-	-	-	-	-	-	-	-	-	-	-	-	(236,992)	(236,992)
Balances as of March 31, 2021	3,009,436	1,180	(62,215)	17,497	83,229	111,530	(1,214,354)	(26,669)	580	759,812	(19,513,773)	(16,833,747)	425,827	(16,407,920)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

7

Consolidated statements of cash flows Three-month period ended on March 31, 2021 and 2020 (In thousands of Reais - R$)

	March 31, 2021	March 31, 2020

Net income (loss) for the period	(2,505,791)	(2,261,609)
Adjustments to reconcile net income (loss) to net cash flows from operating activities
Depreciation and amortization	336,299	528,036
Provision (reversal) for expected credit losses	(815)	2,518
Provision for legal proceedings	70,147	74,502
Provision for inventory obsolescence	50	45
Provision for losses on advance of suppliers	(4,640)	-
Recovery of one-off credits	(57,422)	(126,675)
Adjustment to present value of assets and liabilities	18,870	-
Deferred taxes	(7,862)	19,143
Share-based payments	5,171	4,947
Expense recovery	-	(309,980)
Sale-leaseback gains	-	(112,590)
Actuarial losses from post-employment benefits	4,353	4,750
Foreign exchange and monetary variation, net	1,503,093	3,810,587
Interest on loans and financing and leases	421,967	304,163
Provision for aircraft and engine return	113,894	31,906
Provision for maintenance deposit and reserve	9,678	53,871
Result of derivatives recognized in profit or loss	89,443	130,200
Unrealized hedge results – Exchangeable Senior Notes	(116,546)	(575,357)
Change in contractual term of leases	-	(20,968)
Provision for labor obligations	50,348	70,461
Disposals of property, plant and equipment and intangible assets	500	15,478
Other provisions	(1,007)	(2,209)
Adjusted net income	(70,270)	1,641,219

Changes in operating assets and liabilities:
Trade receivables	201,276	449,475
Short-term investments	13,820	(11,775)
Inventories	7,252	(16,612)
Advance to suppliers and third parties	167,636	(45,268)
Deposits	(36,742)	(159,717)
Recoverable taxes	86,215	(12,139)
Variable and short-term leases	12,353	-
Suppliers	(117,066)	(54,202)
Suppliers – forfaiting	-	227,552
Advance from ticket sales	(388,760)	(362,042)
Mileage program	63,980	161,301
Advances from customers	52,882	3,267
Salaries, wages and benefits	(53,944)	(59,876)
Landing fees	32,650	51,600
Taxes obligation	2,148	25,822
Derivatives	133,331	(329,438)
Payments for lawsuits and aircraft return	(83,492)	(72,686)
Other assets and liabilities, net	220,338	(83,056)
Interest paid	(215,462)	(234,352)
Income tax and social contribution paid	(23,506)	(28,468)
Net cash flows from operating activities	4,639	1,090,605

8

Consolidated statements of cash flows Three-month period ended on March 31, 2021 and 2020 (In thousands of Reais - R$)

	March 31, 2021	March 31, 2020
	March 31, 2021	March 31, 2020
Short-term investments, net	95,735	(241,810)
Restricted cash	31,710	(839,593)
Advances for property, plant and equipment acquisition, net	(65,574)	(56,851)
Acquisition of property, plant and equipment	(56,426)	(232,457)
Acquisition of intangible assets	(26,084)	(18,610)
Net cash flows used in investing activities	(20,639)	(1,389,321)

Loans and financing issued, net of costs	10,952	60,156
Loans and financing payments	(123,541)	(501,570)
Payments of lease liabilities	(128,528)	(421,713)
Receipt of derivative premium	-	21,800
Dividends and interest on shareholders’ equity paid to non-controlling interests	(23,139)	(14,811)
Shares to be issued	-	143
Net cash flows used in financing activities	(264,256)	(855,995)

Foreign exchange variation on cash held in foreign currencies	22,139	168,313

Decrease in cash and cash equivalents	(258,117)	(986,398)

Cash and cash equivalents at the beginning of the year	662,830	1,645,425
Cash and cash equivalents at the end of the period	404,713	659,027

The transactions that don’t affect cash and cash equivalents are presented in Note 33 of these unaudited interim condensed consolidated financial statements.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

9

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

1.	Operating context

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) is a limited liability company incorporated on March 12, 2004 under Brazilian laws. The Company’s bylaws states that the corporate purpose is exercising the equity control of GOL Linhas Aéreas S.A. (“GLA”), which explores regular and non-regular flight transportation services of passengers, cargo and mailbags, domestically or internationally; development of loyalty programs; among others.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”) under the ticker GOLL4 and GOL, respectively. The Company adopts B3’s Special Corporate Governance Practices Level 2 and is part of the Special Corporate Governance (“IGC”) and Special Tag Along (“ITAG”) indexes, created to distinguish companies that commit to special corporate governance practices.

The Company’s official headquarters are located at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

1.1.	Measures taken by Management regarding Covid-19 and the gradual resumption of demand

The Covid-19 pandemic continues to significantly impact global economic activity in 2021. In Brazil, the recent increase in cases and deaths, coupled with new variants, has led state and municipal authorities to expand restrictions on circulation and operation of non-essential activities, directly affecting the demand for airline tickets.

The Company, through its Executive Committee, which has entire management body, works promptly to support society, monitor demand, and define financial and operational strategies.

In 2021, the Company maintains the initiative to transport Covid-19 vaccines for free – with GOLLOG – and health professionals who work directly in the fight against the pandemic, besides crediting 1,000 Smiles miles to each GOL segment flown at no cost. There are also active and strict protocols for aircraft hygiene and safety and health, together with actions to reduce human contact throughout the entire chain.

Since the pandemic started, GOL, readjusting its airline network, has had consistent occupancy rates at a level close to 80%. The flexible business model based on a single type of fleet is key to follow the drop of over 90% in passenger demand during the lockdown and sanitary barriers. In February and March 2021, there was a decrease in the search for the Company’s airline tickets, compared to January 2021, and a reduction in sales volume due to the persistent decrease in the demand for travel due to the pandemic’s advance in the country. Responding to the relevant decrease in sales and the increase in cancellations and no-shows, GOL’s airline network was reduced to adjust costs to the demand level.

The Management works continuously towards people’s health and integrity and manages the cash and has enough funds to meet financial obligations in the next twelve months. However, the scenario remains challenging due to uncertainties on the pandemic, recovery of the Brazilian economy, and demand in the airline industry.

The Company’s greatest commitment will continue to be people’s integrity and health. Following WHO guidelines to the letter, the Company is currently working with its ecosystem to help advance the vaccination calendar, which should lead to the resumption of economic activity, as seen in initial forecasts in countries with advanced immunization.

10

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

1.1.1	Impacts on the unaudited interim condensed consolidated financial statements

As already mentioned, the pandemic’s impacts were immediate and severe for the Company. The main consequence was the reduction in the operational air network, verified by the drop in the Company’s revenue and margins.

Like all other business organizations, the Company cannot foresee the duration of the pandemic and the extent of the impacts caused by it on future business, results, and cash generation. For this reason, when preparing this quarterly information, the Management considered the most recent forecasts available, duly reflected in the Company’s business plans. In the period ended March 31, 2021, no adjustment was needed regarding impairments on the Company’s Recoverable taxes, Deferred tax assets, Property, plant & equipment, and Intangible assets.

1.2.	Capital structure and net working capital

The net working capital on March 31, 2021, is negative by R$8,413,524 (negative by R$7,152,865 on December 31, 2020). The variation is mainly due to the lower balance of cash and cash equivalents and accounts receivable, totaling R$258,117 and R$196,895, respectively, and a higher balance of leases payable totaling R$616,144, due to the liquidity management and the drop in operations from the economic crisis caused by the pandemic. Of the negative net working capital as of March 31, 2021, R$2,971,691 refers to advances from ticket sales and the mileage program, which are expected to be substantially recognized with the Company’s services.

On March 31, 2021, the Company also had a deficit attributable to equity holders of the parent company of R$16,833,747 (R$14,407,092 on December 31, 2020). The variation observed in the three-month period ended March 31, 2021, is mainly due to the pandemic’s impacts on the Company’s operations, detailed in the previous note, and by the devaluation of Real against the US Dollar, by around 9.6%, which negatively affected the period’s consolidated result due to exchange variations totaling R$1,537,240.

The operations of the Company are sensitive to changes in the economic scenario and to the volatility of the Real, given that around 95.6% of its indebtedness (loans and financing and leases) are exposed to the U.S. dollar (“US$”) and 40.0% of its costs are also pegged to the U.S. currency, and its ability to adjust the price of fees charged from its customers to recapture the change of the US$ depends on the rational (offer) capacity and behavior of competitors.

Over the past four years, Management has taken many measures to adapt the size of GOL’s fleet to demand, matching the supply of seats to the level of demand, thus promoting the maintenance of high occupancy rates, reducing costs and adjusting the capital structure, as well as implementing initiatives to restructure its balance sheet.

With the outbreak of the pandemic, which led to an unprecedented economic crisis, Management reorganized the Company’s businesses. By continuously monitoring Covid-19’s impacts on economic activity, the Company works promptly to ensure business sustainability, considering the market’s management and the Company’s financial position.

In addition to monitoring operations and sales, due to the scenario of uncertainty, Management also monitors possible measures for rebalancing the net working capital in 2021, which, if necessary, may include: issue debt notes with long-term maturity to settle current liabilities; new renegotiations with financial institutions and suppliers; and reduction of fleet and orders with Boeing. Such measures, in case adopted, will have the purpose of optimizing the capital structure, and the definition will be based on a detailed assessment of the economic situation and perspectives of that particular moment.

11

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

Our unaudited interim condensed consolidated financial statements have been prepared on the assumption of the Company as a going concern, which includes the continuity of operations, realization of assets and compliance with liabilities and commitments in the usual course of business, in conformity with the business plan prepared by Management, reviewed and approved by the Board of Directors.

Although there is still a substantial uncertainty about how long it will take the airline industry to recover, and that leads to material uncertainty on our ability to continue as a going concern, the unaudited interim condensed consolidated financial statements as of March 31, 2021, do not include any adjustment that may result from inability to continue operating.

1.3.	Corporate structure

The corporate structure of the Company and its subsidiaries, on March 31, 2021, is shown below:

12

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

The Company’s equity interest in the capital of its subsidiaries, on March 31, 2021, is shown below:

Entity	Date of incorporation	Location	Principal activity	Type of control	% of interest in the capital stock in the capital stock
					March 31, 2021	December 31, 2020
GAC	March 23, 2006	Cayman Islands	Aircraft acquisition	Direct	100.00	100.00
Gol Finance Inc.	March 16, 2006	Cayman Islands	Fundraising	Direct	100.00	100.00
Gol Finance	June 21, 2013	Luxembourg	Fundraising	Direct	100.00	100.00
GLA	April 9, 2007	Brazil	Flight transportation	Direct	100.00	100.00
AirFim	November 7, 2003	Brazil	Investment fund	Indirect	100.00	100.00
Smiles Fidelidade	August 1, 2011	Brazil	Loyalty program	Direct	52.60	52.60
Smiles Viagens	August 10, 2017	Brazil	Tourism agency	Indirect	52.60	52.60
Smiles Fidelidade Argentina (a)	November 7, 2018	Argentina	Loyalty program	Indirect	52.60	52.60
Smiles Viagens Argentina (a)	November 20, 2018	Argentina	Tourism agency	Indirect	52.60	52.60
Fundo Sorriso	July 14, 2014	Brazil	Investment fund	Indirect	52.60	52.60
Companies in Shareholding:
SCP Trip (b)	April 27, 2012	Brazil	On-board magazine	-	-	60.00

(a)	Companies with functional currency in Argentine pesos (ARS).
(b)	In the three-month period ended March 31, 2021, in agreement with another SCP Trip’s shareholder, Company has cancelled its investment in SCP Trip.

The subsidiaries GAC Inc., GOL Finance and GOL Finance Inc., are entities incorporated with the specific purpose of continuing the financial operations and related to the Company's fleet. They do not have an independent management structure and are unable to make independent decisions. Thus, the assets and liabilities of these entities are consolidated in the parent company.

The subsidiaries Smiles Fidelidade S.A. and Smiles Viajes Y Turismo S.A., incorporated and controlled by Smiles Fidelidade S.A., both headquartered in Buenos Aires, Argentina, have the purpose to promote operations of the Smiles Program and the sale of airline tickets in that country.

The subsidiary Smiles Fidelidade also controls Smiles Viagens e Turismo S.A. (“Smiles Viagens”), whose main purpose is intermediating travel organization services, by booking or selling airline tickets, accommodation, tourism packages, among others.

The investment funds Airfim and Fundo Sorriso, controlled by GLA and Smiles Fidelidade, respectively, have the characteristic of an exclusive fund and act as an extension of the subsidiaries to carry out operations with derivatives and investments, so that the Company consolidates the assets and liabilities of this fund in its financial statements.

1.4.	Corporate reorganization plan

On March 24, 2021, Smiles Fidelidade and Company's shareholders approved the proposal for the merger of shares involving both companies.

The merger proposal includes the following steps, which will be implemented concurrently and interdependently:

•      incorporation of Smiles Fidelidade shares by GLA, issuing preferred shares and redeemable preferred shares of GLA to the shareholders of Smiles Fidelidade;

•      incorporation of GLA’s shares by the Company, issuing preferred shares and redeemable preferred shares of the Company to GLA’s shareholders; and

13

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

•      redemption of GLA’s and the Company's redeemable preferred shares, with cash payment based on the redemption of the Company's redeemable preferred shares to the shareholders of Smiles Fidelidade.

Whit the merger of shares, Smiles Fidelidade will become a wholly owned subsidiary of GLA, with the purpose to maximize the value for all shareholders by aligning the interests of both companies, while ensuring the continuity of the airline and the loyalty program, simplify corporate governance, strengthen the capital structure and reduce operating, administrative and financial costs, as well as tax inefficiencies.

The progress of the merger follows in line with the deadlines defined in the approved proposal and the evolution of this process is timely communicated in the Company's electronic address. As of March 31, 2021, there are no impacts of this transaction on unaudited interim condensed consolidated financial information statements.

1.5.	Compliance program

In December 2016 as a result of investigations involving the Company, GOL signed an agreement ("Agreement") with the Brazilian Federal Public Ministry, through which the Company agreed to pay fines and make improvements to its compliance program, in return for the commitment of the Brazilian Federal Public Ministry agreed not to file any lawsuits related to activities under the Agreement, as disclosed in the financial statements for the years ended December 31, 2017, 2018, 2019 and 2020.

The Company voluntarily informed the U.S. Department of Justice ("DOJ"), the Securities and Exchange Commission ("SEC") and the Brazilian Securities and Exchange Commission ("CVM") about the Agreement and the external and independent investigation conducted by an independent committee of the Company.

The investigation, completed in April 2017, revealed that immaterial payments were made to politically exposed people and the competent authorities were duly reported. None of the current employees, representatives or members of the Management and Board of Directors knew of any illegal purpose behind any of the transactions identified, or of any illegal benefit to the Company arising from the transactions under investigation.

The Company will keep reporting any future developments regarding this issue, as well as monitor the analyses already started by these agencies, which may impose new fines and possibly other sanctions to the Company.

Since 2016, the Company has adopted several measures to strengthen and expand its internal control and compliance, detailed in the financial statements for the years ended December 31, 2017, 2018, 2019 and 2020. In addition, Management constantly reinforces with its employees, customers and suppliers its commitment to continuous improvement in its internal control programs and compliance.

There were no further developments on the subject during the period ended March 31, 2021.

2.	Management’s statement, basis for preparing and presenting the unaudited interim condensed consolidated financial statements

The Company’s unaudited interim condensed consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

14

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

The Company’s unaudited interim condensed consolidated financial statements were prepared using the Brazilian Real (“R$”) as the functional and presentation currency. Figures are expressed in thousands of Brazilian reais, except when stated otherwise. The items disclosed in foreign currencies are duly identified, when applicable.

The preparation of the Company’s unaudited interim condensed consolidated financial statements requires Management to make judgments, use estimates, and adopt assumptions affecting the stated amounts of revenues, expenses, assets, and liabilities. However, the uncertainty inherent in these judgments, assumptions, and estimates could give rise to results that require a material adjustment of the book value of certain assets and liabilities in future reporting fiscal years.

The Company is continually reviewing its judgments, estimates, and assumptions.

Management, when preparing these unaudited interim condensed consolidated financial statements, used the following disclosure criteria, considering regulatory aspects and the relevance of the transactions to understand the changes in the Company’s economic and financial position and its performance since the end of the fiscal year ended December 31, 2020, as well as the restatement of relevant information included in the annual financial statements related to the year ended December 31, 2020 disclosed on March 24, 2021.

Management confirms that all the material information in these unaudited interim condensed consolidated financial statements are being demonstrated and corresponds to the information used by Management in the development of its business management activities.

The unaudited interim condensed consolidated financial statements have been prepared based on historical cost, with the exception of the following material items recognized in the statements of financial positions:

•      short-term investments classified as cash and cash equivalents measured at fair value;

•      short-term investments mainly comprising exclusive investment funds, measured at fair value;

•      restricted cash measured at fair value;

•      derivative financial instruments measured at fair value; and

•      investments accounted for using the equity method.

The Company’s unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2021, has been prepared assuming that it will continue as a going concern, realizing assets and settling liabilities in the normal course of business, as per Note 1.2.

3.	Approval of unaudited interim condensed consolidated financial statements

The approval and authorization for the issuance of these unaudited interim condensed consolidated financial statements took place at the Board of Directors’ meeting held on April 27, 2021.

15

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

4.	Summary of significant accounting practices

The unaudited interim condensed consolidated financial statements were prepared based on policies, accounting practices and estimate calculation methods adopted and presented in detail in the annual financial statements related to the year ended December 31, 2020, issued on March 24, 2021.

4.1.	New accounting standards and pronouncements adopted in the period

On March 31, 2021, IASB extended the possibility of applying the practical expedient with benefits granted to tenants in lease agreements for years beginning on or after April 1, 2021, with early adoption allowed. This change did not impact the Company’s unaudited interim condensed consolidated financial statements. Additionally, in the period ended March 31, 2021, standards or pronouncements issued in previous periods with an impact on the Company’s unaudited interim condensed consolidated financial statements did not enter into force.

4.2.	Transactions in foreign currency

Foreign currency transactions are recorded at the exchange rate change prevailing on the date on which the transactions take place. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate change on the balance sheet date. Any difference resulting from the translation of currencies is recorded under the item “Exchange rate change, net” in the statement of operations for the fiscal year.

The exchange rate changes in reais in effect on the base date of these unaudited interim condensed consolidated financial statements are as follows:

	Final Rate		Average Rate
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
U.S. Dollar	5.6973	5.1967	5.6383	5.1425
Argentinian Peso	0.0619	0.0617	0.0619	0.0622

5.	Seasonality

Under normal economic and social conditions, the Company expects revenues and operating income (expense) from its flights to be at their highest levels in the summer and winter holiday periods, in January and July, respectively, and during the last weeks of December and in the year-end holiday period. Given the high proportion of fixed costs, this seasonality tends to drive changes in operating income (expense) across the fiscal-year quarters. In the current context, considering all current unpredictability and uncertainty, the operations have shown a behavior negatively correlated with the number of cases and deaths caused by Covid-19, that is, periods of high demand are verified when there are fewer cases and deaths.

6.	Cash and cash equivalents

	March 31, 2021	December 31, 2020
Cash and bank deposits	39,818	428,812
Cash equivalents	364,895	234,018
Total	404,713	662,830

The breakdown of cash equivalents is as follows:

	March 31, 2021	December 31, 2020
Local currency
Private bonds and deposits with banks	340,627	170,359
Automatic deposits	24,236	59,936
Total local currency	364,863	230,295

Foreign currency
Private bonds and deposits with banks	-	3,723
Automatic deposits	32	-
Total foreign currency	32	3,723

Total	364,895	234,018

16

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

7.	Short-term investments

	Weighted average rate (p.a.)	March 31, 2021	December 31, 2020
Local currency
Government bonds	84.1% of CDI	18,333	22,465
Investment funds	124.1% of CDI	514,523	603,698
Total local currency		532,856	626,163

Foreign currency
Deposits with banks	3.0%	2,665	2,415
Investment funds	29.6%	17	757
Total foreign currency		2,682	3,172

Total		535,538	629,335

Current		535,538	628,343
Non-current		-	992

8.	Restricted cash

	Weighted average rate (p.a.)	March 31, 2021	December 31, 2020
Local currency
Import financing	98.0% of CDI	60,369	213,153
Letter of guarantee - Legal proceedings	82.7% of CDI	52,956	56,440
Letter of credit – Maintenance deposit	97.7% of CDI	155,563	155,184
Collateral for working capital lines of credit	101.6% of CDI	9,635	52,927
Total local currency		278,523	477,704

Foreign currency
Collateral for financing with Ex-lm Bank	0.2%	34,227	31,206
Letter of guarantee - Legal proceedings	-	1,877	-
Escrow deposits for hedge margin	-	-	35,697
Total foreign currency		36,104	66,903

Total		314,627	544,607

Current		265,192	355,769
Non-current		49,435	188,838

The decrease in restricted cash linked to import financing and working capital loan, in the period ended March 31, 2021, refers to using the asset to pay for debt operations to which they were linked.

17

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

9.	Trade receivables

	March 31, 2021	December 31, 2020
Local currency
Credit card administrators	261,761	318,869
Travel agencies	170,044	266,086
Cargo agencies	28,211	29,902
Airline partner companies	16,222	8,877
Other	3,462	13,845
Total local currency	479,700	637,579

Foreign currency
Credit card administrators	40,301	77,616
Travel agencies	15,069	13,960
Cargo agencies	54	122
Airline partner companies	5,274	19,464
Other	19,638	9,005
Total foreign currency	80,336	120,167

Total	560,036	757,746

Allowance for expected loss on trade receivables accounts	(17,232)	(18,047)

Total trade receivables	542,804	739,699

The aging list of trade receivables, net of allowance for expected loss on trade receivables accounts, is as follows:

	March 31, 2021	December 31, 2020
Not yet due
Until 30 days	294,451	459,338
31 to 60 days	82,692	88,893
61 to 90 days	26,405	33,121
91 to 180 days	50,425	54,832
181 to 360 days	31,729	41,484
Above 360 days	137	256
Total not yet due	485,839	677,924

Overdue
Until 30 days	17,481	10,278
31 to 60 days	10,085	21,677
61 to 90 days	10,081	13,501
91 to 180 days	13,820	11,474
181 to 360 days	1,456	785
Above 360 days	4,042	4,060
Total overdue	56,965	61,775

Total	542,804	739,699

The changes in an expected loss on trade receivables are as follows:

	March 31, 2021	December 31, 2020
Balance at the beginning of the year	(18,047)	(16,952)
(Additions) Exclusions	815	(1,095)
Balances at the end of the period	(17,232)	(18,047)

18

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

10.	Inventories

	March 31, 2021	December 31, 2020
Consumables	20,633	14,533
Parts and maintenance materials	167,703	181,105
Total	188,336	195,638

The changes in the provision for obsolescence are as follows:

	March 31, 2021	December 31, 2020
Balances at the beginning of the year	(12,862)	(14,302)
Additions	(50)	(702)
Write-offs	64	2,142
Balances at the end of the period	(12,848)	(12,862)

11.	Advance to suppliers and third parties

	March 31, 2021	December 31, 2020
Advance to domestic suppliers	167,141	290,664
Advances to international suppliers	29,401	68,873
Advance for materials and repairs	48,933	48,933
Total advances to suppliers	245,475	408,470

Current	155,945	318,769
Non-current	89,530	89,701

12.	Recoverable taxes

	March 31, 2021	December 31, 2020
IRPJ and CSLL prepayments	98,071	109,231
PIS and COFINS to recover (*)	367,494	387,033
Value added tax (VAT) abroad	3,649	3,998
Other	7,352	5,097
Total	476,566	505,359

Current	364,702	186,955
Non-current	111,864	318,404

(*) During the three-month period ended March 31, 2021, the subsidiary GLA recorded PIS and COFINS extemporaneous tax credits, in the total amount of R$57,422 (R$126,675 in the fiscal year ended December 31, 2020).

19

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

13.	Deferred taxes

13.1.	Deferred tax assets (liabilities)

The positions of deferred assets and liabilities are presented below and comply with the enforceable offset legal rights that consider taxes levied by the same tax authority under the same tax entity.

	December 31, 2020	Statement of operations	Shareholders’ Equity(*)	March 31, 2021
Deferred assets
Income tax losses carry forward	37,921	1,451	-	39,372
Negative basis of social contribution	13,650	523	-	14,173
Temporary differences:
Allowance for expenses loss on trade receivables and other credits	2,004	2,165	-	4,169
Provision for legal proceedings and tax liabilities	(83)	(1)	-	(84)
Others	71	-	3	74
Total deferred taxes – assets	53,563	4,138	3	57,704

Deferred liabilities
Temporary differences:
Breakage provision	(193,498)	(649)	-	(194,147)
Slots	(353,226)	-	-	(353,226)
Depreciation of engines and parts for aircraft maintenance	(194,789)	(1,875)	-	(196,664)
Reversal of goodwill amortization for tax purposes	(127,659)	-	-	(127,659)
Derivative transactions	(28,902)	44,789	-	15,887
Allowance for expenses loss on trade receivables and other credits	201,446	(6,931)	-	194,515
Provision for legal proceedings and tax liabilities	124,723	9,176	-	133,899
Provisions for aircrafts redelivery	190,778	(11,924)	-	178,854
Aircraft leases and others	10,586	(4,549)	-	6,037
Unrealized profits	69,843	(6,532)	-	63,311
Others	81,064	(17,781)	-	63,283
Total deferred taxes – liabilities	(219,634)	3,724	-	(215,910)
Total effect of deferred taxes - income (expenses)	-	7,862	-	-

(*) Exchange rate change recognized in other comprehensive income (expenses).

20

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

Management considers that the deferred assets and liabilities recognized on March 31, 2021, arising from temporary differences, will be realized in proportion to the realization of their bases and the expectation of future results.

Management estimates that deferred tax credits, recorded on tax losses and negative social contribution basis, will be realized as follows:

Year	Amount
2021	1,438
2022	9,128
2023	12,657
2024	13,191
2025	14,342
2025 onwards	2,789
Total	53,545

The direct subsidiary GLA has tax losses and negative bases of social contribution in the determination of taxable profit, to be offset against 30% of future annual tax profits, with no prescription period, not recorded in the balance sheet, in the following amounts:

	GLA
	March 31, 2021	December 31, 2020
Acumulated income tax losses	9,175,733	8,401,388
Negative basis of social contribution	9,175,733	8,401,388

Potential tax credit	3,119,749	2,856,472

The reconciliation of tax expenses and multiplying the loss before income tax and social contribution by the nominal tax rate for three-month periods ended March 31, 2021 and 2020 is as follows:

	March 31, 2021	March 31, 2020
Loss before income tax and social contribution	(2,484,822)	(2,218,193)
Combined tax rate	34%	34%
Income at the statutory tax rate	844,839	754,186

Adjustments to calculate the effective tax rate:
Tax rate difference on results of offshore subsidiaries	(35,386)	160,843
Non-deductible expenses, net	(35,119)	50,194
Exchange rate change on foreign investments	(99,770)	(131,967)
Benefit not constituted on tax losses and temporary differences	(695,533)	(876,672)
Total income taxes	(20,969)	(43,416)

Income tax and social contribution
Current	(28,831)	(24,273)
Deferred	7,862	(19,143)
Total income (loss) taxes	(20,969)	(43,416)

14.	Deposits

	March 31, 2021	December 31, 2020
Court deposits	1,153,172	1,032,418
Maintenance deposits	667,350	667,565
Deposits in guarantee for leases agreements	400,852	358,472
Total	2,221,374	2,058,455

21

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

14.1.	Court deposits

Court deposits and blocks represent guarantees of tax, civil and labor lawsuits, kept in court until the resolution of the disputes to which they are related. Part of the court deposits refers to civil and labor lawsuits arising from succession requests in lawsuits filed against Varig S.A. or also labor lawsuits filed by employees who do not belong to GLA or any related party. Considering that Management does not believe that the Company is legally responsible for such claims and the release of the court deposits has been claimed.

14.2.	Maintenance deposits

The Company makes deposits in U.S. dollars for the maintenance of aircraft and engines, which will be used in future events as established in certain lease agreements.

Maintenance deposits do not exempt the Company, as a lessee, from contractual obligations related to the maintenance or the risk associated with operating activities. These deposits can be replaced by bank guarantees or letters of credit (SBLC - stand by letter of credit) according to the conditions established in the aircraft lease. The Company has the right to choose to carry out the maintenance internally or through its suppliers.

The Company has two categories of maintenance deposits:

•     Maintenance guarantee: refers to one-time deposits that are refunded at the end of the lease, and can also be used in maintenance events, depending on negotiations with lessors. The balance of these deposits on March 31, 2021 was R$299,914 (R$273,311 on December 31, 2020).

•     Maintenance reserve: refers to amounts paid monthly based on the use of components and can be used in maintenance events as set by an agreement. On March 31, 2021, the balance referring to such reserves was R$853,257 (R$759,108 on December 31, 2020).

14.3.	Deposits in guarantee for leases agreements

As required by the lease agreements, the Company makes guarantee deposits (in U.S. dollars) to the leasing companies, which can be redeemed if replaced by other bank guarantees or fully redeemed at maturity.

22

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

15.	Property, plant and equipment

The breakdown of and changes in property, plant and equipment are as follows:

		December 31, 2020								March 31, 2021
	Weighted average rate (p.a.)	Historical cost	Accumulated depreciation	Net opening balance	Additions	Contractual amendments	Depreciation	Write-off	Transfers	Net ending balance	Historical cost	Accumulated depreciation
Flight equipment
Aircraft – ROU (1) with no purchase option	21.67%	4,020,709	(1,420,648)	2,600,061	153,126	2,500	(135,921)	-	-	2,619,766	4,169,622	(1,549,856)
Spare parts and engines - Own (4) (5)	7.00%	1,964,411	(837,048)	1,127,363	16,037	-	(33,388)	(324)	-	1,109,688	1,979,245	(869,557)
Spare parts and engines – ROU	31.09%	84,329	(47,940)	36,389	-	-	(4,103)	-	-	32,286	80,691	(48,405)
Aircraft and engine improvements	51.08%	3,206,385	(2,282,042)	924,343	43,092	-	(128,123)	-	40,037	879,349	3,204,499	(2,325,150)
Tools	10.00%	55,821	(28,697)	27,124	354	-	(1,003)	-	-	26,475	56,180	(29,705)
		9,331,655	(4,616,375)	4,715,280	212,609	2,500	(302,538)	(324)	40,037	4,667,564	9,490,237	(4,822,673)

Property, plant and equipment in use
Vehicles	20.00%	11,264	(9,572)	1,692	381	-	(146)	-	-	1,927	11,645	(9,718)
Machinery and equipment	10.00%	62,841	(48,417)	14,424	30	-	(783)	-	-	13,671	62,865	(49,194)
Furniture and fixtures	10.00%	32,790	(20,483)	12,307	26	-	(501)	(1)	-	11,831	32,805	(20,974)
Computers and peripherals – Own	20.00%	47,487	(35,837)	11,650	90	-	(940)	(5)	-	10,795	47,349	(36,554)
Computers and peripherals – ROU	33.75%	21,992	(15,460)	6,532	-	-	(1,844)	-	-	4,688	21,992	(17,304)
Communication equipment	10.00%	2,233	(1,871)	362	6	-	(67)	-	-	301	2,225	(1,924)
Security equipment	10.00%	55	(32)	23	-	-	(1)	-	-	22	55	(33)
Third-party property improvements – CMA (3)	12.05%	107,637	(107,637)	-	-	-	-	-	-	-	107,637	(107,637)
Third-party property improvements	20.31%	75,714	(49,328)	26,386	39	-	(2,466)	-	-	23,959	75,739	(51,780)
Third-party property – ROU	34.71%	27,867	(15,834)	12,033	-	-	(2,277)	-	-	9,756	27,867	(18,111)
Construction in progress		14,837	-	14,837	-	-	-	(170)	-	14,667	14,667	-
		404,717	(304,471)	100,246	572	-	(9,025)	(176)	-	91,617	404,846	(313,229)

Impairment losses (2)	-	(34,330)	-	(34,330)	1,851	-	-	-	-	(32,479)	(32,479)	-
Total		9,702,042	(4,920,846)	4,781,196	215,032	2,500	(311,563)	(500)	40,037	4,726,702	9,862,604	(5,135,902)

Advances to suppliers	-	179,092	-	179,092	65,574	-	-	-	(40,037)	204,629	204,629	-
Total Property, plant and equipment		9,881,134	(4,920,846)	4,960,288	280,606	2,500	(311,563)	(500)	-	4,931,331	10,067,233	(5,135,902)

(1) ROU - Right of Use

(2) Refers to provisions for impairment losses for rotable items (spare parts), classified under “Parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of expected future benefits.

(3) CMA - Maintenance Center - Confins/MG

(4) As of March 31, 2021, the balance of spare parts is granted as a guarantee to Secured Notes 2026, according to Note 17.

(5) As of March 31, 2021, 19 engines of the Company are granted as a guarantee to the Spare Engine Facility and the Loan Facility, according to Note 17.

23

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

16.	Intangible assets

The breakdown of and changes in intangible assets are as follows:

		December 31, 2020					March 31, 2021
	Weighted average rate (p.a.)	Historical cost	Accumulated amortization	Net opening balance	Additions	Amortization	Net ending balance	Historical cost	Accumulated amortization
Cost
Goodwill	-	542,302	-	542,302	-	-	542,302	542,302	-
Slots	-	1,038,900	-	1,038,900	-	-	1,038,900	1,038,900	-
Software	25.73%	507,734	(345,661)	162,073	26,084	(24,236)	163,921	522,619	(358,698)
Others	20.00%	10,000	(6,167)	3,833	-	(500)	3,333	10,000	(6,667)
Total		2,098,936	(351,828)	1,747,108	26,084	(24,736)	1,748,456	2,113,821	(365,365)

The balances of goodwill and airport operating rights (slots) were tested for impairment on December 31, 2020 through the discounted cash flow for each cash-generating unit, giving rise to the value in use. The results obtained were compared with the carrying amount of each cash-generating unit and, as a result, the Company did not recognize impairment losses on its CGUs.

In order to assess the recoverable value, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash-Generating Units – “CGUs”). In order to determine the carrying amount of each cash-generating unit, the Company considers the intangible assets recorded and all necessary tangible assets to conduct the business, given that it will only generate economic benefits by using the combination of both.

24

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

17.	Loans and financing

The breakdown of and changes in short and long-term loans and financing are as follows:

			December 31, 2020										March 31, 2021
	Maturity	Interest rate p.a.	Current	Non-current	Total	Funding	Unrealized gain (loss) from ESN	Payments	Interest incurred	Interest paid	Exchange rate change	Amortization of cost and premium	Total	Current	Non-current
Em R$:
Debentures	03/2022	5.20% (3)	440,918	146,170	587,088	-	-	-	5,987	(8,201)	-	1,400	586,274	586,274	-
Working Capital	10/2025	9.06%	239,615	17,275	256,890	-	-	(48,808)	5,139	(2,392)	-	-	210,829	195,703	15,126

Em US$:
Import financing	07/2021	5.04%	783,659	-	783,659	-	-	(152,258)	8,307	(10,600)	71,376	-	700,484	700,484	-
Secured funding	06/2021	9.50%	484,113	-	484,113	-	-	(103,179)	10,428	(4,370)	42,949	-	429,941	429,941	-
Financing with Ex-lm Bank collateral	12/2022	0.84%	194,786	49,958	244,744	-	-	(15,746)	749	(351)	23,099	1,357	253,852	212,799	41,053
ESN 2024 (1)	07/2024	3.75%	37,960	1,896,854	1,934,814	-	(116,546)	-	49,208	(43,636)	182,042	(217)	2,005,665	18,917	1,986,748
Spare engine facility	09/2024	2.49%	22,771	197,009	219,780	-	-	-	1,452	(1,524)	21,350	70	241,128	31,346	209,782
Senior notes 2025	01/2025	7.00%	98,521	3,340,316	3,438,837	-	-	-	61,537	(124,577)	332,393	2,299	3,710,489	42,484	3,668,005
Senior secured notes 2026	06/2026	8.00%	1,848	953,802	955,650	-	-	-	21,877	-	101,211	4,011	1,082,749	24,815	1,057,934
Loan facility	03/2028	4.73%	32,566	233,135	265,701	-	-	(1,820)	2,604	(1,660)	25,587	64	290,476	43,153	247,323
Perpetual bonds (2)	-	8.75%	16,522	789,168	805,690	10,952	-	-	18,368	(18,151)	78,076	-	894,935	18,116	876,819
Total			2,353,279	7,623,687	9,976,966	10,952	(116,546)	(321,811)	185,656	(215,462)	878,083	8,984	10,406,822	2,304,032	8,102,790

(1)       Exchangeable Senior Notes see Note 32.2.

(2)       On December 31, 2020 It includes the elimination of related parties, considering securities of this issue, carried out by Gol Finance, held by GLA, totaling R$10,609. These securities were resold in the three-month period ended March 31, 2021, therefore there is no elimination on this date.

(3)       These securities are divided into three series: Series 1 with a CDI rate of 120%; Series 2 with CDI rate + 5.40% and Series 3 with CDI rate + 3.50%.

25

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

Total loans and financing of the consolidated included fundraising and premiums costs of R$139,355, on March 31, 2021 (R$189,195 on December 31, 2020), which are amortized over the term of the related debt. The total also includes amortizable premium and fair value of the derivative financial instrument, both referring to ESN, totaling R$39,231 and R$257,429, respectively, on March 31, 2021 (R$42,226 and R$346,030 on December 31, 2020).

17.1.	New loans and financing contracted and renegotiated during the three-month period ended on March 31, 2021

The renegotiations detailed below were evaluated under IFRS 9 - “Financial Instruments” and did not meet the definitions to derecognize the liabilities (with the original financial liability extinguished and a new financial liability recognized).

17.1.1.	Debentures

On March 26, 2021, the Annual Debenture Holders' Meeting decided to postpone the payment of series 3 with maturity on March 28, 2021, to April 7, 2021, totaling R$147,913, and suspend the early maturity of the installment of series 1, also maturing on March 28, 2021, and also totaling R$147,920.

On April 6, 2021, an Annual Debenture Holders’ Meeting decided to transfer the installment of series 1 that matured in March 2021 to series 3 and the postponement of the maturity of series 3 from April 7, 2021, to May 12, 2021, with a new compensation of CDI + 4.90%, totaling R$295,833.

17.1.2.	Working capital – Lines of credit

During the three-month period ended March 31, 2021, the Company, through its subsidiary GLA, renegotiated the due dates of this type of agreement, placing promissory notes as collateral for the transactions. These transactions have as purpose maintaining and managing the company's working capital, and the main change was the maturity date and interest rate, as disclosed in the previous table.

17.1.3.	Import financing

During the three-month period ended March 31, 2021, the Company, through its subsidiary GLA, raised funds and renegotiated the due dates of this type of agreement, impacting the interest rate, disclosed in table above, and keeping promissory notes as collateral for the transactions, which are part of a credit line maintained by GLA for engine maintenance, import financing in order to purchase spare parts and aircraft equipment.

17.1.4.	Secured funding

In February 2021, the Company renegotiated the postponement of monthly amortization installments from February and March 2021 to May 2021 and, due to the prepayments previously made, the new maturity will be in June 2021. All other conditions of the transaction remained unchanged.

17.1.5.	Spare engine facility

In March 2021, the Company renegotiated the payment flow for this operation, with the installment postponed from March 2021 to June 2021. All other operating conditions remain unchanged.

26

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

17.2.	Loans and financing – Non-current

On March 31, 2021, the maturities of loans and financing recorded in non-current liabilities were as follows:

	2022	2023	2024	2025	2025 onwards	Without maturity date	Total
In R$:
Working capital – Lines of credit	5,705	4,752	2,500	2,169	-	-	15,126
In US$:
Financing with Ex-lm Bank collateral	41,053	-	-	-	-	-	41,053
Spare engine facility	18,984	25,312	165,486	-	-	-	209,782
ESN 2024	-	-	1,986,748	-	-	-	1,986,748
Senior notes 2025	-	-	-	3,668,005	-	-	3,668,005
Senior secured notes 2026	-	-	-	-	1,057,934	-	1,057,934
Loan facility	25,674	35,248	36,437	37,714	112,250	-	247,323
Perpetual bonds	-	-	-	-	-	876,819	876,819
Total	91,416	65,312	2,191,171	3,707,888	1,170,184	876,819	8,102,790

The fair value of loans and financing as of March 31, 2021, is as follows:

	Book value (*)	Fair value
Debentures	586,274	591,666
Secured funding	429,941	429,941
ESN	2,005,665	2,017,429
Perpetual bonds, Senior notes and Senior secured notes	5,688,173	4,938,737
Other loans and financing	1,696,769	1,696,769
Total	10,406,822	9,674,542

(*) Total net of funding costs.

17.3.	Covenants

The Company has covenants in Secured funding and in Debentures.

Within the scope of Secured funding, the Company has the observance of complying with specific guarantee conditions in the bilateral contract with Delta Airlines. On March 31, 2021, the Company had Smiles shares and other assets placed in guarantee by GLAI regarding this agreement, which meet the covenants.

In Debentures, the obligation to measure such indicators is semiannual. Therefore, we will have the measurement in June 2021.

27

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

18.	Leases

On March 31, 2021, the balance of leases payable includes: (i) R$26,626 relating to variable payments, not included in the measurement of liabilities, and short-term leases (R$16,252 on December 31, 2020), which fall under the exemption provided for in IFRS 16; and (ii) R$8,549,895 referring to the present value on this date of future lease payments (R$7,567,940 on December 31, 2020).

The breakdown and changes in the present value of future lease payments are shown below:

		December 31, 2020									March 31, 2021
	Weighted average rate (p.a.)	Current	Non-current	Total	Additions	Contractual amendment	Payments	Deposit in guarantee	Interest incurred	Exchange rate change	Total	Current	Non-current
In R$:
Leases without purchase option	13,13%	32,530	14,985	47,515	-	-	(3,226)	-	1,758	-	46,047	33,247	12,800
Total		32,530	14,985	47,515	-	-	(3,226)	-	1,758	-	46,047	33,247	12,800

In US$:
Leases without purchase option	12,06%	1,268,226	6,252,199	7,520,425	153,126	2,500	(125,302)	(859)	225,569	728,389	8,503,848	1,873,279	6,630,569
Total		1,268,226	6,252,199	7,520,425	153,126	2,500	(125,302)	(859)	225,569	728,389	8,503,848	1,873,279	6,630,569

Total Leases		1,300,756	6,267,184	7,567,940	153,126	2,500	(128,528)	(859)	227,327	728,389	8,549,895	1,906,526	6,643,369

In the three-month period ended March 31, 2021, the Company directly recognized in the cost from services, totaling R$16,685 related to short-term leases and variable payments, on a straight-line basis.

28

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

The future payments of leases liabilities agreements are detailed as follows:

	Without purchase option
	March 31, 2021	December 31, 2020
2021	2,201,733	2,102,771
2022	2,195,882	1,982,685
2023	1,823,908	1,642,264
2024	1,403,989	1,260,405
2025	1,151,922	1,018,896
Thereafter	3,102,094	2,701,509
Total minimum lease payments	11,879,528	10,708,530
Less total interest	(3,303,007)	(3,124,338)
Present value of minimum lease payments	8,576,521	7,584,192
Less current portion	(1,933,152)	(1,317,008)
Non-current portion	6,643,369	6,267,184

18.1.	Sale-leaseback transactions

During the three-month period ended March 31, 2021, the Company did not carry out sale-leaseback transactions. In the three-month period ended March 31, 2020 the Company recognized a net gain of R$594,587 from the sale-leaseback transactions of 11 aircraft, recorded in the statement of operations in the group of “Other income (expenses), net”.

19.	Suppliers

	March 31, 2021	December 31, 2020

Local currency	1,061,044	1,164,193
Foreign currency	500,914	481,001
Total	1,561,958	1,645,194

Current	1,538,228	1,612,536
Non-current	23,730	32,658

20.	Taxes payable

	March 31, 2021	December 31, 2020
PIS and COFINS	11,375	23,647
Installment payments - PRT and PERT	39,464	41,641
Withholding income tax on salaries	21,333	33,011
ICMS	226	472
IRPJ and CSLL payable	2,739	13
Other	9,481	7,192
Total	84,618	105,976

Current	54,433	73,614
Non-current	30,185	32,362

21.	Advance ticket sales

On March 31, 2021, the balance of advance ticket sales classified in current liabilities was R$1,662,039 (R$2,050,799 on December 31, 2020) and is represented by 4,749,655 tickets sold and not yet used (6,691,911 on December 31, 2020) with an average use of 121 days (102 days on December 31, 2020).

Balances of advance ticket sales are shown net of breakage corresponding to R$281,445 on March 31, 2021 (R$299,188 on December 31, 2020).

29

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

On March 31, 2021, the Company has reimbursements to pay related to non-performed transports in the amount of R$314,264 (R$253,963 on December 31, 2020), recorded as Other liabilities in current liabilities.

22.	Mileage program

	March 31, 2021	December 31, 2020
Mileage program	2,211,250	2,145,097
Others	5,891	5,817
Breakage	(572,199)	(569,952)
Total	1,644,942	1,580,962

Current	1,309,652	1,258,502
Non-current	335,290	322,460

Breakage consists of estimating miles that have a high potential to expire due to their expected non-use. IFRS 15 – “Revenue from Contract with Customers”, provides for the recognition of revenue by the estimate (breakage) over the contractual period, therefore, before the redemption of miles, given that this is not expected before expiration.

23.	Provisions

	Post-employment benefits	Aircraft and engine return	Legal proceedings (a)	Total
Balances on December 31, 2020	99,549	1,030,915	392,432	1,522,896
Recognition (reversal) of provision	4,353	117,523	70,147	192,023
Provisions used	-	(42,725)	(40,767)	(83,492)
Adjustment to present value	-	18,870	-	18,870
Exchange rate change	-	95,448	(2,033)	93,415
Balances on March 31, 2021	103,902	1,220,031	419,779	1,743,712

On March 31, 2021
Current	-	298,125	-	298,125
Non-current	103,902	921,906	419,779	1,445,587
Total	103,902	1,220,031	419,779	1,743,712

On December 31, 2020
Current	-	169,381	-	169,381
Non-current	99,549	861,534	392,432	1,353,515
Total	99,549	1,030,915	392,432	1,522,896
(a)	The provisions used consider write-offs due to the revaluation of estimates and settled processes.

23.1.	Provisions for post-employment benefits

The Company offers to its employees health care plans that, due to complying with current laws, generate obligations with post-employment benefits.

The actuarial assumptions applied when measuring the post-employment benefit remain the same as those disclosed in the annual financial statements related to the year ended December 31, 2020.

March 31, 2021
Current service cost recognized in income (expenses)	2,392
Cost of interests recognized in income (expenses)	1,961
Total	4,353

30

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

23.2.	Provision for aircraft and engine return

Such provision considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure aircraft when returned as described in the return conditions of the lease agreements. The initial recognition is capitalized against property, plant and equipment, under the item "Aircraft and engine improvements".

23.3.	Provision for legal proceedings

The Company and its subsidiaries are involved in certain legal matters arising from the regular course of their business, which include civil, administrative, tax, social security, and labor lawsuits.

The Company classifies the risk of loss in legal proceedings as probable, possible, or remote. The provision recorded in relation to such lawsuits is set by the Company's Management, based on the analysis of its legal counsel, and reasonably reflects the estimated probable losses.

If the Company has lawsuits whose values are not known or reasonably estimated, but the likelihood of loss is probable, these will not be recorded, but their nature will be disclosed.

The Company's Management believes that the provision for tax, civil and labor risks, recorded in accordance with IAS 37, is sufficient to cover possible losses on administrative and judicial proceedings, as shown below:

	Probable loss		Possible loss
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Civil	100,228	100,806	70,859	64,181
Labor	297,250	269,297	232,218	238,702
Tax	22,301	22,329	609,788	574,356
Total	419,779	392,432	912,865	877,239

Details about the relevant lawsuits were disclosed in the annual financial statements related to the year ended December 31, 2020. In the period ended March 31, 2021, there were no changes regarding new proceedings or reclassification of the relevant risk of loss.

24.	Shareholders’ equity

24.1.	Capital stock

As of March 31, 2021, and December 31, 2020, the Company’s capital stock was R$3,009,436 and represented by 3,137,706,967 shares, comprised by 2,863,682,710 common shares and 274,024,257 preferred shares. The share capital presented is reduced by the costs to issue shares totaling R$155,618 on March 31, 2021 and December 31, 2020.

31

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

The Company’s shares are held as follows:

	March 31, 2021			December 31, 2020
	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total
Fundo Volluto	100.00%	-	22.99%	100.00%	-	22.99%
Mobi FIA	-	37.57%	28.93%	-	37.57%	28.93%
AirFrance - KLM	-	1.55%	1.19%	-	1.55%	1.19%
Others	-	1.90%	1.46%	-	1.91%	1.47%
Market	-	58.98%	45.42%	-	58.97%	45.41%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized share capital on March 31, 2021 and December 31, 2020 is R$6 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

24.2.	Treasury shares

On March 31, 2021, the Company had 1,798,608 treasury shares, totaling R$62,215 (1,824,034 shares totaling R$62,215 on December 31, 2020). On March 31, 2021, the closing market price for treasury shares was R$21.51 (R$24.94 on December 31, 2020).

24.3.	Interim dividends – Smiles Fidelidade

On March 25, 2021, the Smiles Fidelidade’s Board of Directors decided to distribute interim dividends in the amount of R$500,000, of which R$236,992 is intended to minority shareholders, recorded in “Other liabilities”. On April 16, 2021, the Smiles Fidelidade full settlement this obligation.

25.	Loss per share

The Company's loss per share was determined as follows:

	March 31, 2021			March 31, 2020
	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total
Numerator
Net loss for the three-month period attributed to controlling shareholders	(581,358)	(1,947,045)	(2,528,403)	(526,378)	(1,761,891)	(2,288,269)

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	274,024		2,863,683	273,866
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	274,024		2,863,683	273,866

In Brazilian Real (R$)
Basic loss per share	(0.203)	(7.105)		(0.184)	(6.433)
Diluted loss per share	(0.203)	(7.105)		(0.184)	(6.433)
32

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

26.	Share-based payments

The conditions of the stock option and restricted share plans granted to the Company’s Executive Officers were disclosed in detail in the annual financial statements related to the year ended December 31, 2020, and did not change during the three-month period ended on March 31, 2021.

26.1.	Stock option plan - GOL

The movement of the stock options outstanding for in the three-month period ended on March 31, 2021, is as follows:

	Number of stock options	Weighted average exercise price
Outstanding options on December 31, 2020	7,529,612	11.59
Options canceled and adjustments in estimated prescribed rights	57,664	20.87
Outstanding options on March 31, 2021	7,587,276	11.55

Number of options exercisable on:
December 31, 2020	5,752,726	10.32
March 31, 2021	6,013,195	10.74

(*) Plan granted on July 30, 2020.

The expense recognized in the statement of operations for period corresponding to the stock option plans in the three-month period ended March 31, 2021, was R$2,788 (R$3,100 in the three-month period ended March 31, 2020).

26.2.	Restricted share plan - GOL

There was no movement in restricted share plan in the three-month period ended March 31, 2021. On March 31, 2021, and December 31, 2020, the Company has 1,203,483 restricted shares.

The expense recognized in the statement of operations for the period corresponding to the restricted share plans in the three-month period ended March 31, 2021, was R$2,047 (R$1,592 in the three-month period ended March 31, 2020).

26.3.	Stock option plan – Smiles Fidelidade

There were no changes to options outstanding in the period ended March 31, 2021. On this date, the average exercise price, adjusted for earnings distributions, is R$43.69 (R$48.42 on December 31, 2020).

During the three-month period ended March 31, 2021, the Company recorded R$336 in equity related to share-based compensation with a corresponding entry in the statement of operations (R$598 in the period ended March 31, 2020).

Additionally, referenced in the Company’s shares, executives and employees are granted a complementary cash-settled bonus, as a way of strengthening their commitment and productivity with the incomes (expenses). On March 31, 2021, the balance of this obligation totaled R$1,345 (R$1,881 on December 31, 2020) recorded under “Salaries, wages and benefits”, referenced to 67,506 equivalent Company’s shares (R$119,784 on December 31, 2020). The same amount was recorded under “Salaries, wages and benefits” in the statement of operations related to these bonuses (R$702 in the three-month period ended March 31, 2020).

33

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

27.	Transactions with related parties

27.1.	Transportation and consulting services

In the course of its operations, the Company, by itself and through its subsidiaries, entered into agreements with the companies listed below, part of the same economic group as the Company:

•     Expresso Caxiense S.A.: Provision of passenger transportation services in case of an interrupted flight, effective until March 9, 2023; and

•     Viação Piracicabana Ltda.: Provision of passenger, baggage, crew, and employee transportation services between airports, effective until September 30, 2021.

In the three-month period ended March 31, 2021, GLA recognized total expenses related to these services of R$13 (R$2,009 in the three-month period ended March 31, 2020). On the same date, the balance payable to related companies, under “Suppliers”, was of R$3,349 (R$3,344 on December 31, 2020), and refers mainly to transportation services with Viação Piracicabana Ltda.

27.2.	Contracts of UATP (“Universal Air Transportation Plan”) to grant credit limit

The subsidiary GLA entered into UATP account opening agreements with the related parties indicated below: Aller Participações S.A.; BR Mobilidade Baixada Santista S.A. SPE; Breda Transportes e Serviços S.A.; Comporte Participações S.A.; Empresa Cruz de Transportes Ltda.; Empresa de Ônibus Pássaro Marrom S.A.; Empresa Princesa do Norte S.A.; Expresso Itamarati S.A.; Expresso Maringá do Vale S.A.; Expresso União Ltda.; Glarus Serviços Tecnologia e Participações S.A.; Limmat Participações S.A.; Quality Bus Comércio de Veículos S.A.; Super Quadra Empreendimentos Imobiliários S.A.; Thurgau Participações S.A.; Transporte Coletivo Cidade Canção Ltda.; Turb Transporte Urbano S.A.; Vaud Participações S.A.; and Viação Piracicabana Ltda.; all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment means on the purchase of airline tickets and related services, seeking to simplify billing and make feasible payment between the participating companies.

The companies indicated above are owned by the individuals who control FIP Volutto and Mobi FIA, the main shareholders of the Company.

27.3.	Commercial partnership and maintenance agreement

On February 19, 2014, the Company signed an exclusive strategic partnership agreement for business cooperation with AirFrance-KLM. On January 1, 2017, the Company signed an extension of the scope for the inclusion of maintenance services. During the three-month period ended on March 31, 2021, expenses with component maintenance incurred at the AirFrance-KLM workshop were R$32,572 (R$171,290 in the three-month period ended March 31, 2020). On March 31, 2021, the Company has R$98,312 in the “Suppliers” account under current liabilities (R$72,519 on December 31, 2020).

34

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

27.4.	Compensation agreement for the provision of guarantee

On October 27, 2020, the Company, through its subsidiary Gol Finance, issued a debt (guaranteed financing) totaling US$250 million, for which it holds the guarantee of compliance with the obligations granted by Mobi FIA, which pledged US$20 million of preferred shares issued by GOL Linhas Aéreas Inteligentes S.A., through the execution of the Shares, Assets and Credit Rights Pledge Agreement and in consideration will receive remuneration from the Company, according to the terms agreed in the contract. For additional information, see Note 17.

27.5.	Compensation of key management personnel

	March 31, 2021	March 31, 2020
Salaries, wages and benefits (*)	9,638	12,968
Related taxes and charges	1,500	1,828
Share-based compensation	4,969	2,554
Total	16,107	17,350

(*) Includes payment for members of Management, audit committee.

28.	Revenue

	March 31, 2021	March 31, 2020
Passenger transportation (*)	1,462,845	3,026,498
Cargo transportation	85,144	100,356
Mileage program	88,264	109,887
Other revenue	7,726	30,314
Related tax	(76,352)	(119,328)
Revenue	1,567,627	3,147,727

(*) Of the total amount, the total of R$112,147 for the three-month period ended on March 31, 2021, is made up of the revenue from non-attendance of passengers, rescheduling, ticket cancellation (R$139,257 for the three-month period ended March 31, 2020).

Revenue by geographical location is as follows:

	March 31, 2021%		March 31, 2020%
Domestic	1,518,363	96.9	2,652,079	84.3
International	49,264	3.1	495,648	15.7
Revenue	1,567,627	100.0	3,147,727	100.0

35

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

29.	Financial results

	March 31, 2021	March 31, 2020
Financial income
Gain on derivatives	2,959	-
Gains from financial investments	6,912	119,479
Inflation indexation	5,015	4,651
(-) Taxes on financial income (a)	(4,791)	(13,112)
Unrealized gains - conversion right - ESN	118,596	575,357
Other	14,729	11,871
Total financial income	143,420	698,246

Financial expenses
Loss with derivatives	(581)	(354,528)
Derivative losses - capped call	(46,107)	(148,500)
Unrealized loss - conversion right	(212,545)	(206,556)
Bank charges and expenses	(26,948)	(51,285)
Losses from financial investments	(74)	(57,248)
Interest on leases	(227,323)	(138,389)
Other	(54,920)	(41,950)
Total financial expenses	(568,498)	(998,456)

Foreign exchange rate change, net	(1,537,240)	(2,943,404)

Total	(1,962,318)	(3,243,614)

(a)  Relative to taxes on Financial Revenues (PIS and COFINS), according to Decree 8,426 of April 1, 2015.

30.	Segments

The information below presents the summarized financial position of the reportable operating segments on March 31, 2021 and December 31, 2020:

30.1.	Assets and liabilities of the operating segments

	March 31, 2021
	Flight transportation	Smiles loyalty program	Total reportable segments	Eliminations	Total
Assets
Current	1,785,880	2,091,525	3,877,405	(1,280,986)	2,596,419
Non-current	9,550,754	1,324,323	10,875,077	(1,582,136)	9,292,941
Total assets	11,336,634	3,415,848	14,752,482	(2,863,122)	11,889,360

Liabilities
Current	10,129,827	1,996,756	12,126,583	(1,116,640)	11,009,943
Non-current	18,040,554	520,690	18,561,244	(1,273,907)	17,287,337
Total equity (deficit)	(16,833,747)	898,402	(15,935,345)	(472,575)	(16,407,920)
Total liabilities and deficit	11,336,634	3,415,848	14,752,482	(2,863,122)	11,889,360

	December 31, 2020
	Flight transportation	Smiles loyalty program	Total reportable segments	Eliminations	Total
Assets
Current	2,059,655	2,453,838	4,513,493	(1,268,142)	3,245,351
Non-current	10,040,986	908,246	10,949,232	(1,380,447)	9,568,785
Total assets	12,100,641	3,362,084	15,462,725	(2,648,589)	12,814,136

Liabilities
Current	9,975,367	1,502,179	11,477,546	(1,079,330)	10,398,216
Non-current	16,532,366	509,577	17,041,943	(858,964)	16,182,979
Total equity (deficit)	(14,407,092)	1,350,328	(13,056,764)	(710,295)	(13,767,059)
Total liabilities and deficit	12,100,641	3,362,084	15,462,725	(2,648,589)	12,814,136
36

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

30.2.	Results of the operating segments

	March 31, 2021
	Flight transportation	Smiles loyalty program (b)	Total reportable segments	Eliminations	Total consolidated
Revenue
Passenger (a)	1,335,229	-	1,335,229	81,049	1,416,278
Cargo and other (a)	83,131	-	83,131	(5,532)	77,599
Mileage program (a)	-	151,117	151,117	(77,367)	73,750
Revenue	1,418,360	151,117	1,569,477	(1,850)	1,567,627

Operating costs and expenses
Salaries, wages and benefits	(443,295)	(21,136)	(464,431)	(1)	(464,432)
Aircraft fuel	(566,128)	-	(566,128)	-	(566,128)
Landing fees	(114,065)	-	(114,065)	-	(114,065)
Aircraft, traffic and mileage servicing	(164,904)	(46,050)	(210,954)	23,852	(187,102)
Passenger service expenses	(108,016)	-	(108,016)	-	(108,016)
Sales and marketing	(47,177)	(16,347)	(63,524)	(2,837)	(66,361)
Maintenance, materials and repairs	(153,366)	-	(153,366)	-	(153,366)
Depreciation and amortization	(327,986)	(8,313)	(336,299)	-	(336,299)
Other income (expenses), net	(93,993)	(411)	(94,404)	42	(94,362)
Total operating costs and expenses	(2,018,930)	(92,257)	(2,111,187)	21,056	(2,090,131)

Equity results	37,774	-	37,774	(37,774)	-
Operating result before financial result, net and income tax and social contribution	(562,796)	58,860	(503,936)	(18,568)	(522,504)

Financial income (expenses)
Financial income	139,498	19,873	159,371	(15,951)	143,420
Financial expenses	(584,126)	(328)	(584,454)	15,956	(568,498)
Total financial income (expenses)	(444,628)	19,545	(425,083)	5	(425,078)

Income (loss) before exchange rate variation, net and income tax and social contribution	(1,007,424)	78,405	(929,019)	(18,563)	(947,582)

Exchange rate variation, net	(1,535,090)	(2,150)	(1,537,240)	-	(1,537,240)
Income (loss) before income tax and social contribution	(2,542,514)	76,255	(2,466,259)	(18,563)	(2,484,822)

Income tax and social contribution	14,111	(28,548)	(14,437)	(6,532)	(20,969)
Net income for the period	(2,528,403)	47,707	(2,480,696)	(25,095)	(2,505,791)

Attributable to equity holders of the parent	(2,528,403)	25,095	(2,503,308)	(25,095)	(2,528,403)
Attributable to non-controlling interests of Smiles	-	22,612	22,612	-	22,612

37

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

	March 31, 2020
	Flight transportation	Smiles loyalty program (b)	Total reportable segments	Eliminations	Total consolidated
Revenue
Passenger (a)	2,877,677	-	2,877,677	63,656	2,941,333
Cargo and other (a)	118,385	-	118,385	(21,878)	96,507
Mileage revenue (a)	-	171,331	171,331	(61,444)	109,887
Revenue	2,996,062	171,331	3,167,393	(19,666)	3,147,727

Operating costs and expenses
Salaries	(571,769)	(23,454)	(595,223)	-	(595,223)
Aircraft fuel	(1,001,138)	-	(1,001,138)	-	(1,001,138)
Landing fees	(201,742)	-	(201,742)	-	(201,742)
Aircraft, traffic and mileage servicing	(162,667)	(43,187)	(205,854)	31,886	(173,968)
Passenger service expenses	(176,041)	-	(176,041)	-	(176,041)
Sales and marketing	(98,302)	(19,710)	(118,012)	-	(118,012)
Maintenance, materials and repairs	(144,321)	-	(144,321)	-	(144,321)
Depreciation and amortization	(520,539)	(7,497)	(528,036)	-	(528,036)
Other income (expenses),net	805,995	1,031	807,026	9,149	816,175
Total operating costs and expenses	(2,070,524)	(92,817)	(2,163,341)	41,035	(2,122,306)

Equity results	43,737	-	43,737	(43,737)	-
Operating result before financial result, net and income tax and social contribution	969,275	78,514	1,047,789	(22,368)	1,025,421

Financial income (expenses)
Financial income	689,137	22,591	711,728	(13,482)	698,246
Financial expenses	(1,004,086)	(9,852)	(1,013,938)	15,482	(998,456)
Total financial income (expenses)	(314,949)	12,739	(302,210)	2,000	(300,210)

Income (loss) before exchange rate variation, net and income tax and social contribution	654,326	91,253	745,579	(20,368)	725,211

Exchange rate variation, net	(2,938,694)	(2,772)	(2,941,466)	(1,938)	(2,943,404)
Income (loss) before income tax and social contribution	(2,284,368)	88,481	(2,195,887)	(22,306)	(2,218,193)

Income tax and social contribution	(3,901)	(32,229)	(36,130)	(7,286)	(43,416)
Net income for the period	(2,288,269)	56,252	(2,232,017)	(29,592)	(2,261,609)

Attributable to equity holders of the parent	(2,288,269)	29,592	(2,258,677)	(29,592)	(2,288,269)
Attributable to non-controlling interests of Smiles	-	26,660	26,660	-	26,660

(a)  Eliminations are related to transactions between GLA and Smiles Fidelidade.

(b)  Amounts include Smiles S.A. and Smiles Fidelidade.

In the stand-alone financial statements of the subsidiary Smiles Fidelidade, which represents the segment Smiles loyalty program, and in the information provided to the relevant decision makers, the revenue recognition occurs upon redemption of the miles by the participants. Under the perspective of Smiles Fidelidade, this measurement is appropriate given that this is when the revenue recognition cycle is complete. At this point, Smiles has transferred to its suppliers the obligation to provide services or deliver products to its customers.

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the consolidated assets, liabilities and income and expenses, as well as for purposes of equity method of accounting and for consolidation purposes, the Company performed, in addition to elimination entries, consolidating adjustments to adjust the accounting practices related to Smiles’ revenues. In this case, under consolidated perspective, the mileages that were used to redeem airline tickets are only recognized as revenue when passengers are transported, in accordance with accounting practices and policies adopted by the Company.

38

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

31.	Commitments

On March 31, 2021 and December 31, 2020, the Company had 95 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders in the current period considers an estimate of contractual discounts, and corresponds to around R$26,857,747 (R$23,269,198 on December 31, 2020) corresponding to US$4,714,118 on March 31, 2021 (US$4,447,687 on December 31, 2020) and are segregated as follows:

	March 31, 2021	December 31, 2020
2022	1,024,231	-
2023	4,573,470	3,353,702
2024 onwards	21,260,046	19,915,496
Total	26,857,747	23,269,198

Of the total commitments presented above, the Company should disburse the amount of R$10,493,205 (corresponding to US$1,841,786 on March 31, 2021) as advances for aircraft acquisition, according to the financial flow below:

	March 31, 2021	December 31, 2020
2021	202,768	184,951
2022	2,156,012	1,287,077
2023	3,544,375	2,657,000
2024 onwards	4,590,050	4,186,740
Total	10,493,205	8,315,768

The Company leases its entire aircraft fleet through a combination of leases without a purchase option. On March 31, 2021, the total fleet consisted of 127 aircraft, among which all were commercial leases with no purchase option.

32.	Financial instruments and risk management

Operational activities expose the Company and its subsidiaries to market risk, credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Financial Policy Committee (“CPF”) in line with the Risk Management Policy approved by the Risk Policy Committee (“CPR”) and submitted to the Board of Directors.

The details regarding how the Company manages risks have been widely presented in the annual financial statements related to the year ended December 31, 2020. Since then, there have been no changes.

39

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

32.1.	Accounting classifications of financial instruments

The accounting classifications of the Company’s financial instruments on March 31, 2021 and December 31, 2020 are as follows:

	Measured at fair value through profit or loss		Amortized cost
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Assets
Cash and bank deposits	39,818	428,812	-	-
Cash equivalents	364,895	234,018	-	-
Short-term investments	535,538	629,335	-	-
Restricted cash	314,627	544,607	-	-
Trade receivables	-	-	542,804	739,699
Derivative assets	47,924	128,809	-	-
Deposits (a)	-	-	1,554,024	1,390,890
Other credits and amounts	-	-	174,512	179,160

Liabilities
Loans and financing (b)	257,428	346,030	10,149,394	9,630,936
Leases	-	-	8,576,521	7,584,192
Suppliers	-	-	1,561,958	1,645,194
Derivatives liabilities	-	5,297	-	-
Other liabilities	-	-	1,048,297	618,754
(a)	Excludes court deposits, as described in Note 14.
(b)	The amounts on March 31, 2021 and December 31, 2020, classified as measured at fair value through profit or loss, are related to the derivative contracted through Exchange Senior Notes.

In the three-month period ended March 31, 2021, there was no change in the classification between categories of the financial instruments.

40

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

32.2.	Derivative and non-derivative financial instruments

The Company's derivative financial instruments were recognized as follows in the balance sheet:

	Derivatives					Non-derivative
	Fuel	Interest rate	Foreign curency rate	Capped call	ESN	Revenue hedge	Total
Fair value changes
Derivatives assets (liabilities) on December 31, 2020	34,166	-	1,683	87,663	(346,030)	-	(222,518)
Gains (losses) recognized in income (expenses)	-	-	635	(46,107)	118,596	-	73,124
Gains (losses) recognized as exchange rate change	-	-	-	6,351	(29,995)	-	(23,644)
Gains (losses) recognized in equity valuation adjustments	96,864	-	-	-	-	-	96,864
Receipts during the period	(131,013)	-	(2,318)	-	-	-	(133,331)
Derivatives assets (liabilities) on March 31, 2021	17	-	-	47,907	(257,429)	-	(209,505)
Derivative assets	17	-	-	47,907	-	-	47,924
Loans and financing	-	-	-	-	(257,429)	-	(257,429)

Changes in the adjustment of equity valuation
Balance on December 31, 2020	(164,789)	(303,207)	-	-	-	(843,080)	(1,311,076)
Fair value adjustments during the period	96,864	-	-	-	-	-	96,864
Adjustments of hedge accounting of revenue	-	-	-	-	-	(44,314)	(44,314)
Net reversal to income (expenses)	41,712	1,624	-	-	-	836	44,172
Balances on March 31, 2021	(26,213)	(301,583)	-	-	-	(886,558)	(1,214,354)

Effects on income (expenses)	(41,712)	(1,624)	635	(39,756)	88,602	43,478	49,623
Fuel	(43,965)	-	-	-	-	-	(43,965)
Financial results	2,253	(1,624)	-	(46,107)	118,596	-	73,118
Exchange rate variation, net	-	-	635	6,351	(29,994)	43,478	20,470

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per IFRS 9 – “Financial Instruments”.

On March 31, 2021, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates), and for aeronautical fuel protection and future revenue in U.S. Dollars.

Cash flow hedges are scheduled for realization and, therefore, reclassification to expense according to the following periods:

	2021	2022	2023	2024	2025 onwards
Fuel	16,986	9,227	-	-	-
Interest Rate	12,514	21,129	25,996	25,834	216,110
Revenue Hedge	45,944	288,695	338,320	213,599	-
Total	75,444	319,051	364,316	239,433	216,110

41

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

32.3.	Market risks

32.3.1. Fuel

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. The Company uses different instruments to hedge its exposure to the fuel price. The choice depends on factors such as liquidity in the market, the market price of the components, levels of volatility, availability, and margin deposit. The main instruments are futures, calls, calls spreads, collars and swaps.

The table below shows the sensitivity analysis considering the fluctuation of prices of air fuel priced in U.S. dollars, based on the barrel price on March 31, 2021 at US$59.16:

	Fuel
	Barrel price (in USD)	Impact (in thousand of Reais)
Decline in prices/barrel (-25%)	46.16	(17)
Decline in prices/barrel (-10%)	53.24	(17)
Increase in prices/barrel (+10%)	65.10	96
Increase in prices/barrel (+25%)	76.94	1,029

32.3.2. Interest rate

The Company is mainly exposed to lease transactions indexed to changes in the Libor rate until the aircraft is received. To mitigate such risks, the Company can use derivative financial instruments.

On March 31, 2021, the Company held financial investments and loans and financing with different types of fees. Its sensitivity analysis of non-derivative financial instruments examined the impact on annual interest rates only for positions with material amounts on March 31, 2021 that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on Income (Expenses) according to the scenarios adopted below:

	Short-term investments net of financial debt (a)
Risk	CDI rate drop	Libor rate increase
Reference rates	2.65%	0.08%
Exposure amount (probable scenario) (b)	(407,321)	3,235,142
Remote favorable scenario (-25%)	2,659	(653)
Possible favorable scenario (-10%)	1,064	(261)
Possible adverse scenario (+10%)	(1,064)	261
Remote adverse scenario (+25%)	(2,659)	653
(a)	Refers to the sum of the amounts invested and raised in the financial market and indexed to the CDI and Libor rates.
(b)	Book balances recorded as of March 31, 2021.

32.3.3. Exchange rate

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currency to which the Company’s liabilities or cash flows are exposed. The Company is mainly exposed to the exchange rate change of the U.S. dollar.

42

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

The Company’s foreign currency exposure is summarized below:

	March 31, 2021	December 31, 2020
Assets
Cash, short-term investments and restricted cash	87,583	491,258
Trade receivables	61,204	120,167
Deposits	1,554,024	1,390,890
Derivative assets	47,924	128,809
Total Assets	1,750,735	2,131,124

Liabilities
Loans and financing	(9,609,719)	(9,132,988)
Leases	(8,503,848)	(7,536,677)
Suppliers	(500,914)	(481,001)
Provisions	(1,220,031)	(1,030,915)
Derivatives liabilities	-	(5,297)
Total Liabilities	(19,834,512)	(18,186,878)

Exchange rate exposure liabilities	(18,083,777)	(16,055,754)

Commitments not recorded in the statements of financial position
Future obligations resulting from firm aircraft orders	(26,857,747)	(23,269,198)
Total	(26,857,747)	(23,269,198)

Total exchange rate exposure R$	(44,941,524)	(39,324,952)
Total exchange rate exposure - US$	(7,888,214)	(7,567,293)
Exchange rate (R$/US$)	5.6973	5.1967

As of March 31, 2021, the Company adopted the closing exchange rate of R$5.6973/US$1.00 as a likely scenario. The table below shows the sensitivity analysis and the effect on income (expenses) of exchange rate fluctuations in the exposure amount of the period as of March 31, 2021:

	Exchange rate	Effect on income (expenses)
Net liabilities exposed to the risk of appreciation of the U.S. dollar	5.6973	18,083,777
Dollar depreciation (-25%)	4.2730	4,520,944
Dollar depreciation (-10%)	5.1276	1,808,378
Dollar appreciation (+10%)	6.2670	(1,808,378)
Dollar appreciation (+25%)	7.1216	(4,520,944)

32.3.4. Capped call

The Company, through Gol Equity Finance, in the context of the pricing of the ESN issued on March 26, April 17 and July 17, 2019, contracted private derivative transactions (Capped call) with part of the note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

32.4.	Credit risk

Credit risk is inherent in the Company’s operating and financing activities, mainly in cash and cash equivalents, short-term investments and trade receivables. Financial assets classified as cash, cash equivalents, and short-term investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies.

43

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 or NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

32.5.	Liquidity risk

The Company is exposed to liquidity risk in two distinct ways: (i) market prices, which vary in accordance with the types of assets and markets where they are traded, and (ii) cash flow liquidity risk related to difficulties in meeting the contracted operating obligations at the maturity dates. In order to manage liquidity risk, the Company invests its funds in liquid assets (government bonds, CDBs and investment funds with daily liquidity) and its Cash Management Policy requires the weighted average maturity of its debt to be longer than the weighted average term of its investment portfolio term.

The schedules of financial liabilities held by the Company's financial liabilities on March 31, 2021 and December 31, 2020 are as follows:

	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loans and financing	2,077,850	226,182	5,985,773	2,117,017	10,406,822
Leases	1,193,723	739,429	5,093,200	1,550,169	8,576,521
Suppliers	1,538,228	-	23,730	-	1,561,958
Other liabilities	590,220	-	458,077	-	1,048,297
On March 31, 2021	5,400,021	965,611	11,560,780	3,667,186	21,593,598

Loans and financing	2,120,462	232,817	6,804,167	819,520	9,976,966
Leases	647,850	669,158	4,763,614	1,503,570	7,584,192
Suppliers	1,612,536	-	32,658	-	1,645,194
Derivatives liabilities	5,297	-	-	-	5,297
Others	287,275	-	331,479	-	618,754
On December 31, 2020	4,673,420	901,975	11,931,918	2,323,090	19,830,403

32.6.	Capital management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that considers suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net indebtedness, including short and long-term loans and financing and leases. The following table shows the financial leverage:

	March 31, 2021	December 31, 2020
Total loans and financing	10,406,822	9,976,966
Total leases	8,576,521	7,584,192
(-) Cash and cash equivalents	(404,713)	(662,830)
(-) Short-term investments	(535,538)	(629,335)
(-) Restricted cash	(314,627)	(544,607)
Net indebtedness	17,728,465	15,724,386

44

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

33.	Non-cash transactions

	March 31, 2021	March 31, 2020
Dividends payable (Non-controlling interest / Other liabilities)	236,992	-
Acquisition of Property, plant and equipment through financing (Property, plant and equipment / Loans and financing)	-	25,794
Amortization of debt with Restricted cash (Restricted cash / Loans and financing)	198,270	-
Amortization of debt whit deposits (Deposits / Leases payable)	2,838	-
Right of use of flight equipment (Property, plant and equipment / Leases payable)	153,126	45,653
Provision for aircraft return (Property, plant and equipment / Provisions)	(3,629)	(78,062)
Lease agreement renegotiation (Property, plant and equipment / Leases payable)	2,500	880,412
Write-off of lease agreements	-	(58,402)
Boeing agreement - exchange rate variation (Exchange rate / Property, plant and equipment)	-	446,942
45

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2021 (In thousands of Reais - R$, except when otherwise indicated)

34.	Liabilities from financing activities

The changes in the liabilities of the Company’s financing activities are shown below for the three-month periods ended March 31, 2021, and 2020:

	March 31, 2021
				Non-cash transactions				Adjustments to profit
	Opening balance	Net cash used in financing activities	Net cash used in operating activities	Property, plant and equipment acquisition through new agreements	Variation in variable and short-term leases	Amortization with related assets	Distribution of interim dividends	Exchange rate changes, net	Provision for interest and cost amortization	Contractual amendment	Unrealized income (expenses) on derivatives	Closing balance
Loans and financing	9,976,966	(112,589)	(215,462)	-	-	(198,270)	-	878,083	194,640	-	(116,546)	10,406,822
Leases	7,584,192	(128,528)	-	153,126	12,353	(2,838)	-	728,389	227,327	2,500	-	8,576,521
Dividends and interest on shareholders’ equity to pay (1)	23,139	(23,139)	-	-	-	-	236,992	-	-	-	-	236,992

(1)	The amount is recorded in the Other liabilities group, in current liabilities.

	March 31, 2020
				Non-cash transactions			Adjustment to profit
	Opening balance	Net cash flows (used in) from financing activities	Net cash flows used in operating activities	Property, plant, and equipment acquisition through financing	Gains (losses) recognized in the adjustment of equity valuation	Write-offs	Exchange rate changes, net	Provision for interest and cost amortization	Write-offs and contractual amendments	Unrealized income (expenses) on derivatives	Closing balance
Loans and financing	8,409,841	(441,414)	(229,822)	25,974	-	-	2,172,016	162,451	-	(575,357)	9,523,689
Leases	6,052,780	(421,713)	(4,592)	104,055	-	(206,308)	1,694,498	141,532	58,402	-	7,418,654
Derivatives	(127,119)	21,800	(132,561)	-	880,412	-	(18,658)	-	-	130,200	754,074

46

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer